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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-25066

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form
N-SAR

         For Period Ended:    October 28, 2001

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    OWOSSO CORPORATION
                           ------------------
Former name if applicable
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Address of principal executive office (Street and number)


        The Triad Building, 2200 Renaissance Boulevard, Suite 150
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City, state and zip code   King of Prussia, Pennsylvania 19406
                           -----------------------------------



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                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a) The reasons described in reasonable detail in Part III of this
         |    form could not be eliminated without unreasonable effort or
         |    expense.
         |
[X]      |(b) The subject annual report, semi-annual report, transition report
         |    on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
         |    be filed on or before the fifteenth calendar day following the
         |    prescribed due date; or the subject quarterly report or
         |    transition report on Form 10-Q, or portion thereof will be filed
         |    on or before the fifth calendar day following the prescribed due
         |    date; and
         |(c) The accountant's statement or other exhibit required by Rule
         |    12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The annual report of Owosso Corporation (the "Company") on Form 10-K cannot be filed within the prescribed time period because the Company's audited financial statements have not been completed due to negotiations concerning events of default existing under the Company's bank credit agreement arising out of breaches of financial covenants contained in such agreement. Without complete financial statements, the narrative portions of the report on Form 10-K could not be completed. The Company anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Kirk Moore               610                     275-6287
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                   (Name)              (area code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

         The Company anticipates losses from operations for fiscal 2001.

The Company expects to report on Form 10-K, when filed, net sales of $54.3 million for fiscal 2001, as compared to net sales of $75.2 million for fiscal 2000, a decrease of 27.8%. These results include the effects of disposing of the Company's Dura-Bond subsidiary, sales from which were $8.2 million in fiscal 2000.

         The Company anticipates recording a net loss from continuing operations of $4.1 million, as compared to a net loss of $4.8 million in the prior year. The current year results include the effects of disposing of certain of the Company's subsidiaries, as well as a charge of $1.1 million for the write-down of assets held for sale. The prior year results include a $2.8 million charge for the write-down of net assets held for sale. The Company also anticipates recording a net loss from discontinued operations of $12.1 million (net of income tax expense of $514,000), as compared to a net loss from discontinued operations of $8.9 million (net of income tax expense of $522,000) in the prior year. The current year loss reflects a pre-tax loss on the sale of the Company's Coils segment of $10.0 million. The prior year loss reflect an $8.6 million charge for the write-down of the net assets of the Company's Sooner Trailer subsidiary in connection with its sale.

         The Company expects to report negative working capital of approximately $14.6 million at October 28, 2001, as compared to positive working capital of $14.0 million at October 29, 2000. This decrease reflects the sale of certain of the Company's subsidiaries, the net assets of which were included as net assets held for sale and included in current assets at October 29, 2000. Beginning in August 2001, the Company was not in compliance with the minimum operating profit covenant included in its revolving credit facility. Such facility will mature on February 15, 2002. The Company is currently negotiating an extension to its facility and a modification of the covenants included in the facility.

         The Company anticipates its report on From 10-K will be filed within the time prescribed in Part III above.


                               OWOSSO CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 28, 2002              By:  /s/ George B. Lemmon, Jr.
      ----------------                  --------------------------------------
                                            Name:  George B. Lemmon, Jr.
                                            Title: President and Chief
                                                   Executive Officer